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                             March 20, 2024

       Natasha Fernandes
       Chief Financial Officer
       IMAX CORP
       902 Broadway, Floor 20
       New York, NY 10010

                                                        Re: IMAX CORP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            color:white;"_
                                                            File No. 001-35066

       Dear Natasha Fernandes:

              We have reviewed your March 12, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13,
       2024 letter.

       Form 10-K for the Year Ended December 31, 2023

       Note 21. Segment Reporting, page 126

   1. We note your responses to comments 1 and 5. Your CODM appears to review revenue at the component unit
level on a regular basis, which includes comparisons of actual to budget and actual to
prior actual. Please confirm that your CODM does not also receive any further component
unit level financial information, such as gross margin. If so, please tell us how frequently
and the specific financial information he receives. In this regard, we also note that the
change in segments occurred in the quarter ended March 31, 2023. It appears that since the
quarter ended September 31, 2023, Richard Gelfond, who you
                                                        determined to be your
CODM would be receiving financial information at the component unit level at least for
the Content Solutions segment. Please confirm.
   2.                                                   We note your response
to comment 2. We note that Richard Gelfond, the CODM,
                                                        received financial
information regarding IMAX China both in his capacity as CODM of
 Natasha Fernandes
IMAX CORP
March 20, 2024
Page 2
         IMAX Corporation as well as in his role as a director on the IMAX China Board. Please help us understand what financial information is provided to him under each role, including whether operating segment level or component unit level financial information is provided as well as the particular financial information provided, such as gross margin.
         Please also address what specific IMAX China financial information was provided to the
         Board prior to 2024 in an Appendix to Board Materials.
3.       We note your response to comment 3. We note that Craig Dehmel manages
Film
         Distribution, which currently represents a component unit and previously represented an operating segment. We also note that Bruce Markoe manages Post-Production, which currently represents a component unit and previously represented an operating segment.
         Your website appears to indicate that Craig Dehmel and Bruce Markoe are also part of senior management. Please advise. Your response indicates that they are designed to
         report to the Company   s Chief Content Officer. It is not clear who
they are actually
         reporting to, including if they report to your CODM.
4. We note your response to comment 6 and that a few of the component units appear to be the same as your previous operating segments prior to the change in Q1 of 2023.
         Specifically you now have component units called Film Distribution and Post-Production and you previously had operating segments called Film Distribution and Film Post-
         Production. Please help us understand if there are other component units which were also formerly operating segments. This could include component units whose underlying operations are the same as former operating segments, but may now be labelled differently.
5. In addition to the formalized senior management team meetings which you indicated occur typically at least three times in your response to comment 4 of your letter dated January 29, 2024, please tell us whether there are other regular meetings with the
         CODM and segment managers in which financial information is reviewed. If so, please address what financial information the CODM reviews to prepare for these meetings and the financial information discussed in these meetings, including whether any component unit financial information is discussed. It would appear that the CODM would at least meet with segment managers on a quarterly basis.
       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameNatasha Fernandes
                                                               Division of
Corporation Finance
Comapany NameIMAX CORP
                                                               Office of
Industrial Applications and
March 20, 2024 Page 2                                          Services
FirstName LastName